3Si Holdings, Inc.
Notes to Consolidated Financial Statements
June 30, 2002

Note A - Organization

3Si

3Si, Inc. ("3Si") was incorporated in the State of Colorado in 1979. 3Si is a wholly owned subsidiary of 3Si Holdings, Inc., a publicly traded Wyoming Corporation ("TSIH" or the "Company"). TSIH owns a controlling interest in iKEW, Inc. (formerly KEWi.net, Inc.). In May 1999, 3Si sold its interest in its computer reseller, consulting, and government sales divisions (See Note N) for the purpose of focusing its efforts on the marketing, sales, and integration of iKEW products. 3Si is an integration partner and master reseller for iKEW.

On May 28, 1997, TSIH (previously known as Tyrex Oil Company) acquired 100% of the common stock of 3Si. Under the terms of the merger, 3Si is a wholly owned subsidiary of TSIH. The merger has been accounted for as a purchase of TSIH by 3Si, since the merger resulted in 72% of the outstanding stock of TSIH being held by the 3Si stockholders.

3Si focuses on the sales, marketing, integration and distribution of iKEW products. While iKEW, Inc. focuses its efforts on the development of Internet-based customer support products, 3Si specializes in the business application of these products.

The Company's principal services provided during the years ended June 30, 2002 and 2001, were web site development using the iKEW products, and the licensing of the iKEW Internet-based customer support system. The Company's principal markets are large corporations located in Colorado.

The corporate offices are located in Centennial, Colorado.

iKEW, Inc.
iKEW, Inc. ("iKEW") was incorporated in February 1999 as a TSIH subsidiary in Colorado. TSIH owns 69% of the outstanding common stock of iKEW as of June 30, 2002 and 2001.

Principles of Consolidation

The accounts of 3Si and iKEW are consolidated into the TSIH financial statements. All intercompany balances and transactions have been eliminated. A minority interest is presented in the TSIH financial statements for the 31% interest of iKEW not owned by TSIH (See Note I).

Note B - Summary of Significant Accounting Policies

Business Segments

The Company operated in only one business segment as a systems integrator until May 1999. Subsequently, TSIH operated in only one business segment related to its iKEW products. Revenues are all attributed to operations within the United States. Long-lived assets are all located within the United States. See Note C for information on major customers.

The sale of substantially all assets effective as of May 1999, is considered the discontinuation of a business segment (See Note N).

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Depreciation and Amortization

Depreciation and amortization have been provided in amounts sufficient to allocate the costs of depreciable assets to operations over their estimated useful lives of three to seven years using the straight-line method. Equipment acquired under capital leases is amortized on a straight-line basis over the lease period or its estimated useful life, depending on the lease terms.

Depreciation and amortization expense is as follows:

                             Equipment

                             And Capital
        Year Ended           Leases
        6/30/2001            $  24,347
        6/30/2002               31,462

Revenue Recognition

The Company's revenue recognition policies are in compliance with all applicable accounting regulations, including American Institute of Certified Public Accountants ("AICPA") Statements of Position ("SOP") 97-2 and 98-4, "Software Revenue Recognition". These statements provide criteria to be met in order for revenue to be recognized. The criteria applicable to web site development include determinability of the amount of revenue, measuring progress-to-completion, and probability of collection. Revenues from other contract services are generally recognized under the percentage-of-completion method, as measured by achievement of the milestones specified in the agreements.

Maintenance and support revenues are recognized ratably over the term of the related agreements.

The iKEW software was licensed to the users on a monthly subscription basis through May 2001. License revenue was recognized monthly as the service was provided.

Advertising Costs

Advertising costs are charged to operations as incurred. Advertising expense is as follows:

        Year Ended           Leases
        6/30/2001            $   800
        6/30/2002            $36,300

Earnings Per Share

The basic earnings (loss) per share ("EPS") is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS, if any, reflects the potential dilution that could occur if dilutive securities (including common stock subject to redemption) were exercised or converted into common stock that then shared in the earnings.

The following data show the amounts used in computing earnings per share and the weighted average number of shares of dilutive potential common stock for the year ended June 30, 2001:

Weighted average number of common shares
used in basic EPS                                          37,525,917
Effect of dilutive securities:
        Stock options                                           2,166
        Common stock subject to redemption                  4,252,015
Weighted average number of common shares and dilutive
potential common stock used in diluted EPS                 41,780,098

Net loss per share for the year ended June 30, 2002, was computed only on the basis of the 36,641,350 weighted average number of common shares outstanding. Common shares subject to warrants, and stock options would have had an anti-dilutive effect.

Fair Value of Financial Instruments

Estimated fair values of the Company's financial instruments (all of which are held for non-trading purposes) are as follows:

                                                2002
                                     Carrying              Fair
                                      Amount               Value
Cash and cash equivalents            $40,003               $40,003
Note payable                        (115,000)            (115,000)
Capital lease obligations            (11,761)             (11,761)

The fair value of debt is based on current rates at which the Company could borrow funds with similar remaining maturities. The carrying amounts approximate fair value.

Software Development Costs

Development and implementation costs are expensed as research costs until the Company has determined that the software has achieved technological feasibility, will result in probable future economic benefits, and management has committed to funding the project. Thereafter, the costs to develop the software are capitalized and amortized using the straight-line method over the remaining estimated useful lives.

Effect of New Accounting Pronouncements

Statements of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations", No. 142 "Goodwill and Other Intangible Assets", and No. 143 "Accounting for Asset Retirement Obligations" became effective during the year ended June 30, 2002. The new standards have no effect on the financial statements of TSIH.

SFAS No. 145 "Rescission of SFAS No. 4 - Reporting Gains and Losses from Extinguishment of Debt" removes the previous requirement that all gains and losses from the extinguishment of debt were classified as extraordinary items. The Company's reporting of the liability satisfied under a September 2002 settlement (See Note N) complies with the requirements of this new standard.

SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" and No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" will become effective after the year ended June 30, 2002. The new standards are expected to have no effect on the financial statements of TSIH.

Note C - Major Customers and Concentrations of Credit Risk

Revenues (in thousands) from continuing operations are summarized as follows:

                                    2002        2001
Major customer #1                 $   80      $  967
Major customer #2                    500          --
Major customer #3 (a related
party - See Note M)                  151         147
Major customer #4                     90          60
Other                                 12          24

Net revenues                      $  833      $1,198

Financial instruments, which potentially subject the Company to credit risk, consist primarily of cash, cash equivalents, and trade receivables.

Generally, the Company does not require collateral or other security to support customer receivables.

Note D - Accounts Receivable

The detail of accounts receivable is as follows:

                                      2002
Trade receivables                    $3,640
Allowance for doubtful accounts          --

Net                                  $3,640

Note E - Note Payable

Note payable for $115,000 to bank, with interest at 1% over prime on a $250,000 line of credit expiring in October 2002; collateralized by substantially all assets of the Company and guaranteed by officers of the Company. The loan covenants prohibit the Company from borrowing money without prior written consent of the lender. The bank has provided its consent for the Company's $100,000 loan from an officer (see Note P).

The weighted average interest rate on the line of credit was 5.75% at year end and for the year ended June 30, 2002. The weighted average balance outstanding during the years ended June 30, 2002 and 2001 was $8,959 and $0, respectively.

See Note P for note payable issued after June 30, 2002.

Note F - Long-Term Debt

                                                      2002
Minimum capital lease payments of up to $1,056
per month through March 2005; net of deferred
interest of $1,564 at June 30, 2002                 $11,761

Less current portion                                  9,602

Long-term debt                                      $ 2,159

Long-term debt matures as follows:

Second year                                         $ 1,152
Subsequent years                                      1,007

Long-term debt                                      $ 2,159


Note G - Commitments

Operating Leases

From May 1999 to September 2000, the Company was provided a small amount of space at its Centennial, Colorado location by the purchaser of its systems integration business. From October 2000 to August 2001, TSIH had a month-to-month lease for the continued use of this space.

As of September 2001, the Company is leasing office space under a non-cancelable operating lease from a new landlord. This lease expires in August 2003.

The Company also leases vehicles and equipment under non-cancelable operating leases. These leases expire between June 2003 and May 2004.

Office space and other rent expense for the years ended June 30, 2002 and 2001, is $40,200 and $39,100, respectively. Future minimum rental payments under operating leases are as follows:

        Year Ended
          6/30/2003      $28,600
          6/30/2004        8,400

                         $37,000

Capital Leases

3Si has acquired computer equipment under capital leases. Amortization expense for the years ended June 30, 2002 and 2001 is $9,372 and $9,041, respectively.

                                   2002
June 2000 acquisitions           $ 27,123
May 2002 acquisitions               3,308

Total cost                         30,431
Accumulated amortization          (18,413)

Net capital lease equipment      $ 12,018

Future minimum lease payments under capital leases are as follows:

        Year Ended
        6/30/2003            $ 10,798
        6/30/2004               1,444
        6/30/2005               1,083

                             $ 13,325

Other Commitments

See Note I related to commitment for additional ownership interest in iKEW.

Note H - Contingencies

Vendor Settlement/ Common Stock Subject to Redemption

Storage Area Network ("SAN"), was owed $2,211,048 at June 30, 1999. A settlement was reached with SAN in March 2000 as follows:

SAN received 6,460,137 shares ("the SAN owned shares") of TSIH common stock on March 27, 2000, and the liability to SAN was discharged.

A $50,000 escrow account was established by TSIH for TSIH to use to cover the expenses of registering the SAN owned shares.

The SAN owned shares were subject to redemption under certain conditions.

Common stock subject to redemption of $2,211,048 had been recorded on the June 30, 2001 balance sheet (4,252,015 shares at $.52 per share).

On January 14, 2002, TSIH and SAN entered into a settlement agreement as follows:

SAN shall deliver the SAN owned shares back to TSIH and release any claim or interest in the $50,000 escrow deposit.

TSIH and SAN mutually release and forever discharge each other from any liabilities, fees, damages, obligations or contracts of any kind.

The $2,211,048 previously recorded as common stock subject to redemption has been transferred to stockholders' equity (deficit). No gain or loss was recorded related to this settlement.

Legal fees of $150,000 were charged against operations during the year ended June 30, 2002, related to the January 2002 settlement.

Contingent Sales Proceeds

In connection with the sale of its systems integration business effective as of May 1, 1999, 3Si was also able to earn additional sales proceeds over a three-year period based upon the contingencies set forth in the agreement. The agreement provided for contingent payments to 3Si when key contracts were renewed. Additional proceeds of $75,000 were received in September 2000 upon renewal of a key contract, and have been recorded as gain on disposal of systems integration segment.

The asset purchase agreement also provided for contingent payments to 3Si for a percentage of the profits in excess of contract renewal payments from the sold business.

The first $157,708 of additional contingent payments earned by 3Si was to be retained by the buyer to pay for compensated absences for former 3Si employees. This amount represented a liability that was not addressed in the purchase agreement; but the buyer assumed and paid this liability to maintain positive employee relations. This amount was included under accrued liabilities in the TSIH June 30, 2001 balance sheet.

3Si and the purchaser entered into a settlement agreement in September 2002. 3Si relinquished any claims to profits attributable to the sold business. The purchaser relinquished all claims related to the compensated absences.

The $157,708 liability, from which 3Si was relieved, has been recorded as gain on disposal of systems integration segment as of June 30, 2002.

Note I - Minority Interest

TSIH owns a 69% interest in iKEW, Inc. (See Note A) summarized as follows:

                                      2002           2001
Minority interest beginning
of year                            $ 15,899       $(13,378)
(Loss) earnings attributable
to minority interest                (15,899)        29,277

Minority interest end of year      $     --       $ 15,899

Losses applicable to the minority interest are $31,790 for the year ended June 30, 2002. These losses exceed the minority interest in the equity capital of the subsidiary. In accordance with the provisions of Accounting Research Bulletin No. 51, such excess and any further losses applicable to the minority interest shall be charged against the majority interest, as there is no obligation of the minority interest to make good such losses.

iKEW issued 26% of its common stock to one of its Master Resellers during the year ended June 30, 1999, through a private offering. iKEW also issued 5% of its common stock to an entity that assisted in the private offering.

TSIH had agreed to give an additional 5% ownership interest in iKEW to a consulting firm if iKEW sales and earnings in the years ended March 2000, 2001 or 2002 met certain goals. No additional ownership interest was earned through the March 2002 final determination date of this provision.

In connection with a joint marketing agreement effective May 2000, iKEW has granted the other party the irrevocable right for ten years to acquire 211,212 common shares of iKEW stock (10% of the current shares outstanding) at $1.89 per share.

Note J - Stockholders' Equity (Deficit)

TSIH Stock Option Plan

On June 18, 1998, the TSIH stockholders approved the Company's 1998 Stock Option Plan (the "1998 Plan"). Under the terms of the 1998 Plan, the Company may grant options for employees and directors of the Company to acquire up to 5,000,000 shares of TSIH's common stock.

The options vested over a period of three years. Upon the sale of substantially all assets of the Company (See Note A), a) the exercise period for terminated employees became one year from date of termination, and b) the options held by terminated employees became 100% vested.

                                   # Shares       Exercise
                                 Under Option       Price*
End of period, June 30, 2000      1,099,000      $    0.126

Granted                                  --              --
Forfeited                                --              --
Exercised                                --              --

End of period, June 30, 2001      1,099,000      $    0.126

Granted                           3,340,000           0.050
Forfeited                                --              --
Exercised                                --              --

End of period, June 30, 2002      4,439,000      $    0.069

Option price                                     $ 0.05 to .156

* weighted average

Following is a summary of the status of options outstanding at June 30, 2002:

                                              Outstanding                    Exercisable
                                              Options                        Options

                      Exercise Price          Number    Term Expiration      Number
                      $      .050           3,340,000    October 2011      835,000
                             .100              99,000    September 2008     99,000
                             .100             500,000    July 2009         375,000

                             .156             500,000    January 2010      375,000

                                            4,439,000                    1,684,000

The Company continues to account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to remain on its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123.

No compensation cost was charged to operations for either of the years ended June 30, 2002 or 2001.

Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123, net (loss) earnings would have changed as follows:

                                            2002             2001
As reported
Net (loss) earnings from
continuing operations                    $(389,511)      $  30,580

Discontinued operations
        Gain on disposal of
        systems integration segment        157,708          75,000

Net (loss) earnings                      $(231,803)      $ 105,580

Pro forma
Net (loss) from
continuing operations                    $(492,061)      $    (647)

Discontinued operations
        Gain on disposal of
        systems integration segment        157,708          75,000

Net (loss) earnings                            $(334,353)      $  74,353

As reported and pro forma
        Basic and diluted (loss)
        per share:
               Net (loss) earnings
               from continuing
               operations                       $  (0.01)      $     --
               Net discontinued operations         --                --

Net (loss)                                      $  (0.01)      $     --

The fair value of each option granted is estimated on the date of the grant or modification of the plan terms using the Black Scholes model. The following assumptions were made in estimating fair value:

Assumption                2002    2001     2000
Dividend yield             0%      NA        0%
Risk-free interest
        rate               6%      NA        6%
Expected life           3 years    NA      3 years
Expected volatility     1319%      NA      213%

Warrants

On June 1, 2001, TSIH granted warrants to purchase 100,000 shares of the Company's common stock at a price of $.25 per share. These warrants were issued to a consultant in connection with the preparation of a financing package to seek debt or equity capital. These warrants became exercisable on June 1, 2001, and are effective until June 1, 2006.

The fair value of the warrants granted is estimated on the date of the grant or modification of the plan terms using the Black Scholes model. The following assumptions were made in estimating fair value:

Assumption                2001
Dividend yield               0%
Risk-free interest rate      6%

Expected life            5 years
Expected volatility      227%

Consulting expense of $3,482 was recognized during the year ended June 30, 2001, related to the warrants.

Note K - Research and Development

Research costs expensed are as follows:

        Year Ended
        6/30/2001            $  37,000
        6/30/2002                3,000


Note L - Income Taxes

The Company provides for income taxes under the provisions of SFAS No. 109 "Accounting for Income Taxes". SFAS No. 109 requires an asset and liability based approach in accounting for income taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences of revenue and expense items for financial statement and income tax purposes. Valuation allowances are provided against deferred tax assets which are not likely to be realized.

iKEW is excluded from the filing of a consolidated income tax return. TSIH and iKEW used $13,000 and $98,000 respectively, of their net operating loss carryforwards to offset taxable income for the year ended June 30, 2001. TSIH used $1,878,000 of its net operating loss carryforwards to offset taxable income for the year ended June 30, 2002. Net operating loss carryforwards are available at June 30, 2002, expiring as follows:

                     TSIH/3Si         iKEW
2019                 $616,000      $ 11,000
2020                  196,000       420,000
2021                       --        99,000

                     $812,000      $530,000

The Company's deferred tax assets and liabilities are comprised of the following:

                                                        2002
Non-current:
        Tax benefit of net operating
        loss carryforward                           $ 501,000
        Deferral of tax deduction for goodwill        174,000

        Other                                          60,000

                                                      735,000

Valuation allowance                                  (735,000)

        Net non-current                                    --

Net deferred tax assets                             $      --

The Company may not have sufficient taxable income in future years to obtain the benefits of the net operating loss carryforward and reversal of timing differences. Valuation allowances of $735,000 and $1,472,000 are provided at June 30, 2002 and 2001, respectively, for the benefits which the Company may not be able to use.

The provision for income taxes consists of the following:

                                              2002           2001
Current expense                            $     --      $     --
Deferred expense (credit)                        --            --

        Income tax expense (benefit)       $     --      $     --

Reconciliation of income taxes to Federal statutory rates is as follows:

                                         2002            2001
Income tax (benefit) expense at
statutory rates                      $ (79,000)      $  36,000
Permanent tax differences

        SAN settlement                 752,000              --
        Other                           (3,000)         12,000

State taxes and other                   67,000              --
Valuation allowance                   (737,000)        (48,000)

        Income tax expense           $      --       $      --


Note M - Related Party Transactions

iKEW has entered into an agreement to maintain and operate the Internet-based customer support system for the entity that owns the 26% minority interest in iKEW. Total revenues generated from this related party are $151,000 and $147,000 for the years ended June 30, 2002 and 2001, respectively.

Loans payable to TSIH from Fred Slack, Frank Backes and Felipe Valdez, who are officers, directors and the principal shareholders of the Registrant (the "Principal Shareholders"), totaled $162,395 at June 30, 2002. These loans were made in connection with the Principal Shareholders' purchase of stock from prior shareholders pursuant to the reverse merger by which TSIH was created. These loans are collateralized by TSIH common stock, bear interest at 5.37% and are due July 1, 2004. Since the only collateral for these loans was the stock of the Company that was subject to going concern considerations at June 1999, the $162,395 balance, on June 30, 2002, was fully reserved and recorded as an expense during the year ended June 30, 1999. No interest income has been accrued since June 30, 1999.

The Company borrowed $100,000 from one of its corporate officers subsequent to June 30, 2002 (See Note P).

Note N - Discontinued Operations

In May 1999, 3Si sold its systems integration business. The assets of the systems integration business consisted of substantially all assets of the Company as of that date.

Contingent sales proceeds of $75,000 were received in September 2000 (See Note
H), and have been recorded as gain on the disposal of the systems integration segment.

A $157,708 liability related to the May 1999 sale was satisfied under a September 2002 settlement with the purchaser. This amount has been recorded as gain on the disposal of the systems integration segment as of June 30, 2002.

Note O - Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. At June 30, 2002, current liabilities exceed current assets by $176,190 and the Company has a deficit in stockholders' equity of $95,275. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

The Company obtained a loan from a corporate officer in September 2002 to provide temporary liquidity until new client agreements for additional revenues are finalized (See Note P). Management intends to negotiate a new line of credit upon the expiration of the current agreement in October 2002.

Significant agreements for additional client revenue are being negotiated with anticipated start dates in October 2002. There is currently no assurance as to the finalization of these agreements, or the amount of revenue that may be generated.

Note P - Subsequent Events

On September 13, 2002 the Registrant borrowed $100,000 from one of its corporate officers. The loan is in the form of a convertible debenture, due September 13, 2003 with interest at prime. The lender has the option to convert the debt to common stock at any time after March 12, 2003 on such terms as shall be mutually agreed between the lender and the Registrant. Compensation expense may be incurred in the subsequent period related to the conversion feature.

Note Q - Fourth Quarter Results

A $157,708 liability related to the May 1999 sale was satisfied under a September 2002 settlement with the purchaser. This amount has been recorded as gain on the disposal of the systems integration segment in the fourth quarter of fiscal year June 2002.